KludeIn I Acquisition Corp.

2400 Broadway Street, Suite 230

Redwood City, CA 94063

VIA EDGAR

December 14, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Sergio Chinos

Re:	KludeIn I Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 9, 2020

CIK 0001826671

Dear Mr. Chinos,

KludeIn I Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 5, 2020, regarding the Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on October 9, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement submitted October 9, 2020

General

1.	If applicable, please revise your disclosure to include a discussion of the exclusive forum provision that will be contained in the warrant agreement.

In response to the Staff’s comment, we have revised the Registration Statement to discuss the exclusive forum provision that will be contained in the warrant agreement. The revised disclosure can be found on pages 54 and 124 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mini Krishnamoorthy
Mini Krishnamoorthy, Chief Financial Officer
KludeIn I Acquisition Corp.

cc: Ellenoff Grossman & Schole LLP